Exhibit 99.44

MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2025

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at February 18, 2026 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2025. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

FULL YEAR 2025 HIGHLIGHTS

•	Safety performance: The Company exited the year with a lost-time injury frequency (“LTIF”) of 0.07 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Annual payable production: Delivered annual payable production of 376,364 gold equivalent ounces (“oz AuEq1”), including 315,678 ounces of gold (“oz Au”), 1,286 thousand ounces of silver (“koz Ag”), and 34.8 million pounds of copper (“mlb Cu”). At guidance metal prices, annual payable production was 389,857 oz AuEq1, marginally lower than the annual payable production guidance of 400,000 to 450,000 oz AuEq1.

•	Record annual revenue: Annual gold equivalent ounces sold of 361,518 oz AuEq1 at a record annual average realized gold price2 of $3,612 per oz AuEq1, contributing to revenue of $1,305.6 million.

•

Robust all-in sustaining margins: Annual all-in sustaining costs of $1,783 per oz AuEq sold1 or $1,630 per oz AuEq sold1 at guided metal prices, relative to guidance of $1,400 to $1,600 per oz AuEq sold1. All-in sustaining costs margin2 of $1,830 per oz AuEq sold1, implying a record annual all-in sustaining costs margin2 of 51%. Cost of sales was $668.7 million or $1,850 per oz AuEq sold1. Costs during the year reflect the impact of the higher gold market prices on royalties, Mexican profit sharing and land access agreements, known as temporary occupation agreements (“TOAs”), with local communities.

•

Strong profitability and record annual adjusted EBITDA2: Reported net income of $403.4 million, or earnings of $4.58 per share on a basic basis and $4.53 per share on a diluted basis. Adjusted net earnings2 of $350.1 million, or $3.98 per share on a basic basis and $3.93 per share on a diluted basis. Generated a record annual EBITDA2 of $697.9 million and a record annual adjusted EBITDA2 of $730.3 million.

•

Strong cash flow generation: Net cash generated from operating activities totalled $489.0 million and $530.2 million before changes in non-cash operating working capital. Net cash generated from operating activities (including changes in non-cash operating working capital) of $489.0 million includes income taxes paid of $204.8 million. Positive free cash flow2 of $107.3 million is net of cash outlays for capital expenditures, lease payments and interest, including borrowing costs capitalized.

•

Strong financial liquidity: The Company has a credit facility of $350.0 million with a maturity date in June 2029 and a $200.0 million accordion feature that is available at the discretion of the lenders. The year closed with $426.3 million in available liquidity2, including $119.5 million in cash and $306.8 million available on the $350.0 million credit facility, net of borrowings of $30.0 million and letters of credit outstanding of $13.2 million. In January 2026, the Company fully repaid the remaining $30.0 million of borrowings on the credit facility.

•

Media Luna Project completion: In late March, the tie-in period was completed at the processing plant and the Company achieved first production of copper concentrate, with commercial production at Media Luna declared on May 1, 2025. During the year $145.9 million of non-sustaining capital expenditures were incurred related to Media Luna, including $55.1 million following the declaration of commercial production primarily related to the construction of the paste plant and underground paste distribution system, tailings feed supply system, and underground material handling systems.

2 Torex Gold Resources Inc. | TSX: TXG

•

Media Luna North (formerly EPO) Underground Project: During the year, $25.6 million of non-sustaining capital expenditures were incurred relating to Media Luna North, including $8.5 million of feasibility study costs and an additional $8.8 million of direct project costs. Development of the main access ramp at Media Luna North continued to track well. The Media Luna North internal feasibility study was completed including all associated infrastructure engineering, as well as geotechnical, hydrogeological, geochemistry, metallurgical evaluations, final mine design, sequence, and integrated mine scheduling with Media Luna. First production at Media Luna North is targeted for late 2026 with the declaration of commercial production shortly thereafter.

•

Exploration and Drilling Activities: In December, the Company announced results from the drilling program at Media Luna West3. Drilling results support the Company’s strategy to target near-mine opportunities in the Media Luna Cluster in order to further enhance and extend the production profile of the Morelos Complex. Based on these results and ongoing modelling work, the Company expects to declare an inaugural Inferred Resource with the Company’s annual mineral reserves and resources update in March 2026. The Company plans to invest a record $77 million in exploration and drilling in 2026 including $43 million at Morelos. Drilling at Los Reyes remains suspended given the security environment within the State of Sinaloa and will resume once the Company is fully satisfied its employees and contractors can safely access and operate at site.

•

Executing on the strategy to create a diversified, Americas-focused precious metals producer: The acquisitions of Reyna Silver Corp. (“Reyna Silver”) and Prime Mining Corp. (“Prime Mining”) enhance medium and long-term growth potential:

•

Reyna Silver: In August, the Company completed the acquisition of Reyna Silver4 for total cash consideration of $27.4 million. The acquisition provides Torex with 100% ownership in two exciting exploration properties in Chihuahua, Mexico (Batopilas and Guigui), as well as exposure to two highly prospective properties in Nevada (Gryphon and Medicine Springs) via option agreements. In January 2026, the Company paid $0.3 million to the Medicine Springs optionors, and exercised its option to acquire a 100% interest in the Medicine Springs project.

•

Prime Mining: In October, the Company completed the share acquisition of Prime Mining5 for total consideration of $436.2 million. As a result of the transaction, Torex acquired a 100% interest in the Los Reyes project located in Sinaloa, Mexico.

•

Return of Capital to Shareholders: During the year, the Company executed an initial return of capital program consisting of an inaugural quarterly dividend of C$0.15 per common share (“Torex Share”) and share repurchases through the Company’s normal course issuer bid (“NCIB”).

•

Dividends: On December 4, 2025, the Company paid an inaugural dividend to shareholders totaling $10.2 million (C$14.4 million). On February 18, 2026, the Company declared a dividend of C$0.15 per Torex Share payable on March 19, 2026 to shareholders of record on March 5, 2026.

•

Share Repurchases: During the year, the Company repurchased 825,769 Torex Shares for $33.9 million (C$47.1 million) at an average price per share of $40.96 (C$57.00) under the NCIB. To date in 2026, the Company has repurchased an additional 411,405 Torex Shares.

•

CEO Transition: On February 4, 2026, the Company announced that Jody Kuzenko, President and Chief Executive Officer (“CEO”), will retire from the Company immediately following the Annual and Special Shareholder Meeting on June 17, 2026. As part of the Company’s long-term succession planning, Andrew Snowden, Chief Financial Officer, will assume the role of President and CEO at that time.

Q4 2025 HIGHLIGHTS

•	Safety performance: The Company recorded no lost-time injuries during the quarter.

•	Payable production: Delivered payable production of 114,844 oz AuEq[1], including 93,335 oz Au, 454 koz Ag, and 12.6 mlb Cu.

•	Gold equivalent sold: Sold 105,946 oz AuEq[1] at a record quarterly average realized gold price[2] of $4,393 per oz AuEq[1], contributing to quarterly revenue of $465.3 million.

3 Torex Gold Resources Inc. | TSX: TXG

•

All-in sustaining costs[2]: All-in sustaining costs of $1,905 per oz AuEq sold[1]. All-in sustaining costs margin[2] were $2,488 per oz AuEq sold[1], implying a record all-in sustaining costs margin[2] of 57%. Cost of sales was $214.7 million or $2,027 per oz AuEq sold[1] in the quarter.

•

Net income and adjusted net earnings[2]: Reported net income of $166.8 million or earnings of $1.78 per share on a basic basis and $1.76 per share on a diluted basis. Adjusted net earnings of $167.0 million or $1.78 per share on a basic basis and $1.76 per share on a diluted basis.

•	EBITDA[2] and adjusted EBITDA[2]: Generated EBITDA of $260.4 million and adjusted EBITDA of $281.5 million.

•

Cash flow generation: Net cash generated from operating activities totalled $244.3 million and $248.6 million before changes in non-cash operating working capital includes income taxes paid of $38.0 million and record quarterly free cash flow[2] of $165.6 million.

•

Media Luna North Underground Project: During the fourth quarter of 2025, $10.2 million was invested in the project, including $1.4 million of feasibility study costs and an additional $5.7 million of direct project costs inclusive of the development of the main access ramp which continued to track well with 1,135 m completed.

1

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the year ended December 31, 2025, market prices averaged $3,432/oz gold, $40.03/oz silver, and $4.51/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (40.03 / 3,432) x Ag (koz) + 1,000,000 x (4.51 / 3,432) x Cu (mlb). Guidance for 2025 assumed metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (28 / 2,500) x Ag (koz) + 1,000,000 x (4.30 / 2,500) x Cu (mlb).

2

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

3

For more information on Media Luna West drilling results, see the Company’s news release titled “Torex Gold Reports Promising Drill Results from Media Luna West” issued on December 1, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4

For more information on the acquisition of Reyna Silver, see the Company’s news releases titled “Torex Gold Announces Acquisition of Reyna Silver” issued on June 23, 2025, and “Torex Gold Announces Completion of Reyna Silver Acquisition” issued on August 20, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

For more information on the acquisition of Prime Mining, see the Company’s news releases titled “Torex Gold to Acquire Prime Mining” issued on July 28, 2025, “Torex Gold Announces Completion of Prime Mining Acquisition” issued on October 22, 2025, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

4 Torex Gold Resources Inc. | TSX: TXG

OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

		Three Months Ended			Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Safety
Lost-time injury frequency[1]	/million hours	0.07	0.42	0.61	0.07	0.61
Total recordable injury frequency[1]	/million hours	0.73	0.99	1.48	0.73	1.48
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	117,325	121,780	105,305	383,178	461,420
Gold equivalent payable produced[2]	oz AuEq	114,844	119,034	105,132	376,364	460,579
Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Total cash costs[2],[3]	$/oz AuEq	1,499	1,297	932	1,376	972
All-in sustaining costs[2],[3]	$/oz AuEq	1,905	1,658	1,112	1,783	1,183
Average realized gold price[2],[3]	$/oz AuEq	4,393	3,536	2,487	3,612	2,254
Financial Results
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Cost of sales		$214.7	207.3	153.5	668.7	647.3
Earnings from mine operations		$250.6	209.1	141.5	636.9	468.2
Net income		$166.8	114.4	60.4	403.4	134.6
Per share – Basic	$/share	1.78	1.33	0.70	4.58	1.57
Per share – Diluted	$/share	1.76	1.31	0.69	4.53	1.55
Adjusted net earnings[3]		$167.0	103.4	70.6	350.1	224.4
Per share – Basic[3]	$/share	1.78	1.20	0.82	3.98	2.61
Per share – Diluted[3]	$/share	1.76	1.18	0.81	3.93	2.58
EBITDA[3]		$260.4	235.3	162.8	697.9	539.4
Adjusted EBITDA[3]		$281.5	239.3	154.3	730.3	541.1
Cost of sales - gold equivalent basis	$/oz AuEq	2,027	1,756	1,390	1,850	1,390
Net cash generated from operating activities		$244.3	186.8	122.8	489.0	449.5
Net cash generated from operating activities before changes in non-cash operating working capital		$248.6	204.0	136.3	530.2	458.9
Free cash flow[3]		$165.6	112.5	(7.7)	107.3	(123.9)
Cash and cash equivalents		$119.5	107.1	110.2	119.5	110.2
Debt, net of deferred finance charges		$27.6	152.4	62.9	27.6	62.9
Lease-related obligations		$105.6	100.0	78.3	105.6	78.3
Net debt[3]		$(16.1)	(147.9)	(33.1)	(16.1)	(33.1)
Available liquidity[3]		$426.3	289.0	331.5	426.3	331.5

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

5 Torex Gold Resources Inc. | TSX: TXG

2025 REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovoltage), w:o (waste to ore), tpd (tonnes per day) and greenhouse gas (GHG).

TABLE OF CONTENTS

HIGHLIGHTS	2
OPERATING AND FINANCIAL HIGHLIGHTS	5
TABLE OF CONTENTS	6
COMPANY OVERVIEW	7
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	7
GOLD EQUIVALENT REPORTING	8
2025 PERFORMANCE AND 2026 GUIDANCE	9
FINANCIAL RESULTS	10
2025 FINANCIAL RESULTS AND FOURTH QUARTER 2025 FINANCIAL RESULTS	10
RESULTS OF OPERATIONS	15
ENVIRONMENT, SOCIAL & GOVERNANCE	18
DEVELOPMENT ACTIVITIES	19
EXPLORATION AND DRILLING ACTIVITIES	21
FINANCIAL CONDITION REVIEW	24
DEBT FINANCING	26
LIQUIDITY AND CAPITAL RESOURCES	27
OUTSTANDING SHARE DATA	29
NON-GAAP FINANCIAL PERFORMANCE MEASURES	31
ADDITIONAL IFRS FINANCIAL MEASURES	40
ECONOMIC TRENDS	41
SUMMARY OF ANNUAL INFORMATION	42
SUMMARY OF QUARTERLY RESULTS	43
OFF-BALANCE SHEET ARRANGEMENTS	43
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	43
RECENT ACCOUNTING PRONOUNCEMENTS	43
FINANCIAL RISK MANAGEMENT	44
RISKS AND UNCERTAINTIES	47
INTERNAL CONTROL OVER FINANCIAL REPORTING	47
QUALIFIED PERSONS	48
ADDITIONAL INFORMATION	48
CAUTIONARY NOTES	48

6 Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and recently acquired a portfolio of early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

7 Torex Gold Resources Inc. | TSX: TXG

GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold equivalent produced	oz AuEq	117,325	121,780	105,305	383,178	461,420
Gold produced	oz	94,655	96,498	103,795	319,149	452,523
Silver produced	koz	498.2	532.4	48.2	1,408.6	232.9
Copper produced	mlb	13.0	14.5	0.6	36.2	3.5
Gold equivalent payable produced[1]	oz AuEq	114,844	119,034	105,132	376,364	460,579
Gold payable produced[1]	oz	93,335	95,058	103,671	315,678	451,972
Silver payable produced[1]	koz	454.2	485.2	46.9	1,286.4	226.6
Copper payable produced[1]	mlb	12.6	14.0	0.6	34.8	3.4
Gold equivalent sold1	oz AuEq	105,946	118,082	110,419	361,518	465,829
Gold sold[1]	oz	87,262	94,626	108,647	305,137	455,932
Silver sold[1]	koz	393.8	470.7	58.0	1,188.7	249.8
Copper sold[1]	mlb	10.9	13.7	0.7	32.3	4.0
Average market gold price[2]	$/oz	4,135	3,457	2,663	3,432	2,386
Average market silver price[2]	$/oz	54.73	39.40	31.41	40.03	28.26
Average market copper price[2]	$/lb	5.03	4.44	4.17	4.51	4.15

1.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

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2025 PERFORMANCE AND 2026 GUIDANCE

The Company delivered full-year payable production of 376,364 oz AuEq1 or 389,857 oz AuEq1 at guided metal prices, marginally lower than the annual payable production guidance of 400,000 to 450,000 oz AuEq1.

All-in sustaining costs2 were $1,783 per oz AuEq sold1 or $1,630 per oz AuEq sold1 at guided metal prices, relative to annual guidance of $1,400 to $1,600 per oz AuEq sold1.

Sustaining capital expenditures2 of $107.2 million were within the revised guided range of $105 to $110 million. Non-sustaining capital expenditures2 of $179.4 million slightly exceeded the revised guided range of $160 to $170 million.

The Company released 2026 guidance on January 14, 2026, including production, sales, all-in sustaining costs, as well as sustaining and non-sustaining capital expenditures. The following table summarizes the Company’s 2025 performance relative to 2025 and 2026 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2025 Guidance[5,6]	2025 Performance	2025 Performance at Guided Metal Prices[7]	2026 Guidance[5]
Production
Gold	oz	Not provided	319,149	319,149	320,000 to 365,000
Silver	koz	Not provided	1,409	1,409	2,200 to 2,500
Copper	mlb	Not provided	36	36	60 to 65
Gold Equivalent[1]	oz AuEq	Not provided	383,178	397,205	420,000 to 470,000
Payable Production
Gold Equivalent[2]	oz AuEq	400,000 to 450,000	376,364	389,857	Not provided
Sales
Gold Equivalent[1]	oz AuEq	Not provided	361,518	374,080	410,000 to 460,000
All-in Sustaining Costs[3]
Gold Equivalent basis	$/oz AuEq	1,400 to 1,600	1,783	1,630	1,750 to 1,850
Capital Expenditures
Sustaining Capital Expenditures[3,4]		$105 to 110	107.2	N/A	120 to 130
Non-Sustaining Capital Expenditures[3,4]		$160 to 170	179.4	N/A	165 to 175
Total Capital Expenditures		$265 to 280	286.6	N/A	285 to 305

1.

Guided AuEq payable production for 2026 includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $4,000/oz gold, $45/oz silver, and $4.90/lb copper. AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

2.

Guided gold equivalent (AuEq) payable production for 2025 includes Au and AuEq values for silver (Ag) and copper (Cu) sold assuming metal prices of $2,500/oz gold, $28/oz silver, and $4.30/lb copper, and AuEq (oz) = Au (oz) + 1,000 * (28 / 2,,500) x Ag (koz) + 1,000,000 x (4.30 / 2,500) x Cu (mlb). For the year ended December 31, 2025, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
4.

Sustaining and non-sustaining capital expenditures guidance for 2026 includes drilling and exploration related expenditures of $14.0 million and $2.0 million, respectively. Sustaining capital expenditures guidance for 2026 also includes $25.0 million in lease payments.

5.	2025 guidance assumes a MXN:USD of 20.0 and 2026 guidance assumes a MXN:USD of 19.0.
6.

2025 guidance was revised to reflect higher guided non-sustaining capital expenditure for the Media Luna Project, as disclosed in the Company’s MD&A dated August 5, 2025 and higher guided sustaining capital expenditure, as disclosed in the Company’s MD&A dated November 4, 2025.

7.

For comparison purposes, gold equivalent payable production and all-in-sustaining costs were adjusted from market metal prices to guided metal prices ($2,500/oz gold, $28/oz silver, and $4.30/lb copper), including the impact on royalties, Mexican profit sharing and TOAs, and no other factors were adjusted for.

9 Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RESULTS

Table 4.

		Three Months Ended		Year Ended
In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Revenue[1]		$465.3	295.0	1,305.6	1,115.5
Gold[1]		$372.3	290.1	1,088.5	1,091.6
Silver[1]		$31.8	1.8	63.1	7.1
Copper[1]		$62.6	3.1	159.0	16.8
Treatment, refining and other cost deductions		$(1.4)	—	(5.0)	—
Cost of sales		$214.7	153.5	668.7	647.3
Production costs		$145.3	97.8	456.6	424.5
Royalties		$15.6	8.2	43.8	31.2
Depreciation and amortization		$53.8	47.5	168.3	191.6
Earnings from mine operations		$250.6	141.5	636.9	468.2
General and administrative expenses		$19.1	14.3	69.5	47.4
Exploration and evaluation expenses		$15.3	5.1	35.2	11.3
Other expenses		$—	1.4	—	7.1
Derivative loss, net		$9.3	3.6	1.3	46.1
Finance costs (income), net		$6.2	(0.3)	21.2	(3.3)
Foreign exchange loss		$0.4	2.0	1.7	8.9
Current income tax expense		$96.9	42.9	232.0	149.6
Deferred income tax (recovery) expense		$(63.4)	12.1	(127.4)	66.5
Net income		$166.8	60.4	403.4	134.6
Per share – Basic	$/share	1.78	0.70	4.58	1.57
Per share – Diluted	$/share	1.76	0.69	4.53	1.55
Adjusted net earnings[2]		$167.0	70.6	350.1	224.4
Per share – Basic[2]	$/share	1.78	0.82	3.98	2.61
Per share – Diluted[2]	$/share	1.76	0.81	3.93	2.58
Cost of sales - gold equivalent basis	$/oz AuEq	2,027	1,390	1,850	1,390
Total cash costs[2]	$/oz AuEq	1,499	932	1,376	972
All-in sustaining costs[2]	$/oz AuEq	1,905	1,112	1,783	1,183
All-in sustaining costs margin[2]	$/oz AuEq	2,488	1,375	1,830	1,071
Average realized gold price[2]	$/oz AuEq	4,393	2,487	3,612	2,254

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

2025 FINANCIAL RESULTS AND FOURTH QUARTER 2025 FINANCIAL RESULTS

Revenue totalled $1,305.6 million (Q4 2025 - $465.3 million)

Revenue for the year ended December 31, 2025 increased 17% relative to the prior year, primarily due to a 44% increase in the average market gold price, partially offset by a 22% decrease in gold equivalent ounces sold as a result of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up period. Revenue excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price for the year ended December 31, 2025 includes a realized loss of $4.7 million ($13 per oz AuEq) on gold put option contracts

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(reflecting the amortization of the premium paid for the options) compared to a realized loss of $64.1 million ($138 per oz AuEq) for the year ended December 31, 2024 on gold forward contracts.

Revenue in the fourth quarter of 2025 increased 58% relative to the fourth quarter of 2024, primarily due to a 55% increase in the average market gold price, partially offset by a 4% decrease in gold equivalent ounces sold due to the lower throughput relative to the comparative period, partially offset by a higher average grade of ore processed. The average realized gold price in the fourth quarter of 2025 includes a realized loss of $1.3 million ($12 per oz AuEq) on gold put option contracts (reflecting the amortization of the premium paid for the options) compared to a realized loss of $19.9 million ($180 per oz AuEq) in the fourth quarter of 2024 on gold forward contracts.

Cost of sales was $668.7 million or $1,850 per oz AuEq sold (Q4 2025 - $214.7 million or $2,027 per oz AuEq sold)

Cost of sales was higher for the year ended December 31, 2025 compared to the prior year by $21.4 million or 3% and 33% higher on a per oz AuEq basis due to higher production costs and royalties, partially offset by lower depreciation and amortization expense. Production costs for the year ended December 31, 2025 were 8% higher than the prior year reflecting the ramp up of Media Luna following the declaration of commercial production, the initial quarter of paste plant operations, as well as the impact of higher gold prices on Mexican profit sharing and TOAs with local communities, partially offset by the 22% decrease in gold equivalent ounces sold. Royalties were 40% higher than the prior year due to the increase in the royalty rate for proceeds from gold and silver sales from 0.5% to 1.0% effective January 1, 2025 and 17% higher revenue due to the higher gold market price. Depreciation and amortization expense was 12% lower than the prior year on a total basis and 13% higher on a per oz AuEq sold basis. The decrease in depreciation and amortization expense was primarily due to the decrease in gold equivalent ounces sold, an increase to the units-of-production depreciation base as a result of the annual mineral reserve and resource update announced in March 2025, and the completion of mining at the ELG open pits, partially offset by the commencement of depreciation of the Media Luna assets on May 1, 2025. For 2026, depreciation and amortization expense is expected to range between $240 to $270 million, higher than 2025 a result of a full year of depreciation and amortization on the Media Luna assets and the guided increase in gold equivalent ounces sold.

Cost of sales was higher in the fourth quarter of 2025 compared to the fourth quarter of 2024 by $61.2 million or 40% and 46% higher on a per oz AuEq basis due to higher production costs, royalties and depreciation and amortization expense. Production costs in the fourth quarter of 2025 were 49% higher compared to the fourth quarter of 2024 despite the 4% decrease in gold equivalent ounces sold. Production costs in the fourth quarter of 2025 reflect the significant impact of higher gold prices, ramp up of mining at Media Luna, and the first year of operations and related costs at the paste plant, flotation circuit, and surface operations south of the Balsas River (including TOAs with local communities). The comparative period incurred lower costs due to the eight-day temporary suspension of operations, timing of maintenance activities, contribution of low-cost open pit mining, and lower ELG underground mining costs (primarily due to the timing of backfill and proportionately higher long hole stoping mining volume). Royalties were 90% higher than the fourth quarter of 2024 due to the 58% higher revenue, coupled with the impact of the increase in the royalty rate from 0.5% to 1.0%. Depreciation and amortization expense was 13% higher than the fourth quarter of 2024 on a total basis and 18% higher on a per oz AuEq sold basis. The increase in depreciation and amortization expense was primarily due to the timing of production and sales, coupled with the commencement of depreciation of the Media Luna assets on May 1, 2025.

All-in Sustaining Costs1 were $1,783 per oz AuEq sold (Q4 2025 - $1,905 per oz AuEq sold)

The 51% increase in all-in sustaining costs relative to the prior year was primarily due to higher production costs as well as higher planned sustaining capital expenditures.

All-in sustaining costs were 71% higher relative to the fourth quarter of 2024 primarily due to higher production costs as well as higher planned sustaining capital expenditures.

[1]	Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

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General and administrative expenses of $69.5 million (Q4 2025 - $19.1 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and consulting and professional fees. Excluding the remeasurement of share-based payments (loss of $33.9 million for the year ended December 31, 2025 primarily due to the 131% appreciation in the Company’s share price during the year and loss of $15.7 million for the year ended December 31, 2024), general and administrative expenses would have been $35.6 million for the year ended December 31, 2025, $3.9 million higher compared to the prior year, primarily due to higher consulting and professional fees, as well as higher employee costs.

Excluding the remeasurement of share-based payments (loss of $9.4 million in the fourth quarter of 2025 primarily due to the 13% appreciation in the Company’s share price during the quarter and loss of $6.8 million in the fourth quarter of 2024), general and administrative expenses would have been $9.7 million in the fourth quarter of 2025, $2.2 million higher than the fourth quarter of 2024, primarily due to higher consulting and professional fees, as well as higher employee costs.

Derivative loss, net, of $1.3 million (Q4 2025 - $9.3 million loss)

To mitigate price uncertainty during the development of the Media Luna Project, the Company entered into gold forward contracts to hedge against changes in gold prices until December 2024. These contracts matured by December 2024 and as of December 31, 2024, the Company had no further outstanding gold forward contracts. In January 2025, the Company purchased gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These options provided full upside exposure to the gold price while providing a floor of $2,500 per oz to mitigate price risk during completion of the Media Luna Project and its ramp-up. As of December 31, 2025, the Company had no further outstanding gold put options.

To manage the foreign currency risk related to operating expenditures in 2025, the Company entered into zero-cost collars and foreign exchange forward contracts in 2024. In October 2025, the Company entered into an additional series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. As at December 31, 2025, the remaining USD/MXN foreign exchange collar contracts to settle a notional value of $21.0 million between January 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. As of December 31, 2025, the Company had no further outstanding foreign exchange forward contracts. In January 2026, the Company entered into foreign exchange forward contracts to purchase MXN 448.1 million for $24.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.67:1.

In the fourth quarter of 2025, the Company entered into quotational period hedges (“QP Hedges”) to mitigate exposure to silver and copper price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers, the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”). Accordingly, they will be classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise. In February 2026, the Company entered into additional QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment.

The Company’s gold and foreign exchange derivatives and QP Hedges have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

For the year ended December 31, 2025, the Company recognized a net loss of $4.7 million as a result of the 155,000 oz of gold put options that expired unexercised, compared to the net loss of $41.9 million in the prior year on the settlement of gold forwards.

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For the year ended December 31, 2025, the Company recognized a net gain of $11.9 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $4.2 million in the prior year.

For the year ended December 31, 2025 and in the fourth quarter of 2025, the Company recognized an unrealized loss of $8.5 million on QP Hedges due to the appreciation of silver and copper forward prices.

In the fourth quarter of 2025, the Company recognized a net loss of $1.3 million as a result of the 42,750 oz of gold put options that expired unexercised, compared to the net loss of $0.7 million in the fourth quarter of 2024 on the settlement of gold forwards.

In the fourth quarter of 2025, the Company recognized a net gain of $0.5 million on foreign exchange collars and forwards, primarily due to the appreciation of the MXN/USD forward exchange rates, compared to the net loss of $2.9 million in the fourth quarter of 2024.

Finance costs, net, of $21.2 million (Q4 2025 - $6.2 million costs)

The increase in finance costs, net, for the year ended December 31, 2025 and in the fourth quarter of 2025, relative to finance income in the comparative periods in 2024, was primarily related to higher total interest costs as a result of the higher average amount outstanding on the debt facility and an increase in lease-related obligations for Media Luna equipment, partially offset by interest costs that were capitalized to the Media Luna Project during the development stage. Capitalization of interest on Media Luna decreased in 2025 as capitalization ceased in the second quarter as a result of reaching commercial production.

Foreign exchange loss of $1.7 million (Q4 2025 - $0.4 million loss)

The foreign exchange loss for the year ended December 31, 2025 and in the fourth quarter of 2025 were primarily due to the appreciation of the Mexican peso by 11.4% and 2.3%, respectively, and the Canadian dollar appreciation by 4.6% and 1.5%, respectively.

Current income and mining tax expense of $232.0 million (Q4 2025 - $96.9 million expense)

The increase in current income and mining tax expense compared to the prior year was primarily due to an increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 11.4% appreciation of the Mexican peso for the year ended December 31, 2025 compared to the 20.0% depreciation in the prior year, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and a higher deduction for the payment of the site-based employee profit sharing program for 2024 in the second quarter of 2025 compared to the prior year.

The increase in current income and mining tax expense compared to the fourth quarter of 2024 was primarily due to an increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 2.3% appreciation of the Mexican peso in the fourth quarter of 2025 compared to the 3.3% depreciation in the prior year, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced.

Deferred income tax recovery of $127.4 million (Q4 2025 - $63.4 million recovery)

The deferred income tax recovery for the year ended December 31, 2025 and the fourth quarter of 2025 compared to the expense in the prior year was primarily driven by the tax effect of currency translation on the tax base as a result of an appreciation of the Mexican peso compared to the prior year, higher depreciation for accounting than for tax purposes, which, on a net basis, increased the difference between the book value and tax value of the assets in the determination of deferred tax and the decrease in the temporary difference on inventory

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balances for accounting than for tax purposes, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for an uncertain tax position.

For the year and three months ended December 31, 2025, the tax effect of currency translation on the tax base was a recovery of $77.0 million and $17.4 million, respectively (year and three months ended December 31, 2024 - expense of $96.0 million and $14.1 million, respectively).

As at December 31, 2025, the closing value of property, plant and equipment for tax purposes was MXN 39.9 billion and the closing value of inventory for tax purposes was MXN 3.5 billion.

Net income of $403.4 million (Q4 2025 - $166.8 million income)

Net income for the year ended December 31, 2025 was $403.4 million compared to net income of $134.6 million for the year ended December 31, 2024. The increase in net income was primarily due to higher average realized gold prices, a lower net loss on derivative contracts, lower depreciation and amortization expense, and lower net income tax expense, partially offset by lower gold equivalent ounces sold, higher production costs and royalties, higher general and administrative expense primarily due to higher share-based compensation expense, higher finance costs and higher exploration and evaluation expenses.

Net income for the quarter was $166.8 million compared to net income of $60.4 million in the fourth quarter of 2024. The increase in net income was primarily due to a higher average realized gold price and a lower net income tax expense, partially offset by lower gold equivalent ounces sold, higher production costs and royalties, higher finance costs, a higher net loss on derivative contracts, higher exploration and evaluation expenses, a higher depreciation and amortization expense and higher general and administrative expense primarily due to higher share-based compensation expense.

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RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
ELG Open Pits
Ore tonnes mined	kt	—	77	852	437	4,982
Waste tonnes mined	kt	—	174	1,548	1,528	20,906
Total tonnes mined	kt	—	251	2,400	1,965	25,888
Ore tonnes mined per day	tpd	—	835	9,256	1,602	13,611
Waste tonnes mined per day	tpd	—	1,896	16,830	5,596	57,120
Strip ratio	w:o	—	2.3	1.8	3.5	4.2
Average gold grade of ore mined	gpt	—	2.21	2.89	3.19	2.72
Average silver grade of ore mined	gpt	—	7.1	5.7	5.2	5.1
Average copper grade of ore mined	%	—	0.13	0.15	0.13	0.15
ELG Underground
Ore tonnes mined	kt	292	272	207	1,005	765
Ore tonnes mined per day	tpd	3,175	2,958	2,248	2,753	2,092
Average gold grade of ore mined	gpt	3.67	4.11	4.94	4.14	4.87
Average silver grade of ore mined	gpt	7.1	6.6	8.2	6.9	7.5
Average copper grade of ore mined	%	0.32	0.32	0.56	0.31	0.42
Media Luna Underground
Ore tonnes mined	kt	649	566	100	1,704	220
Ore tonnes mined per day	tpd	7,052	6,146	1,091	4,667	600
Average gold grade of ore mined	gpt	2.78	2.13	2.34	2.26	2.02
Average silver grade of ore mined	gpt	24.2	23.2	38.3	24.5	33.9
Average copper grade of ore mined	%	0.89	0.84	1.16	0.87	1.05
Morelos Complex - Total
Ore tonnes mined	kt	941	915	1,158	3,146	5,967
Ore tonnes mined per day	tpd	10,227	9,939	12,587	8,618	16,303
Average gold grade of ore mined	gpt	3.06	2.73	3.21	2.99	2.97
Average silver grade of ore mined	gpt	18.9	16.9	9.0	16.2	6.5
Average copper grade of ore mined	%	0.71	0.62	0.31	0.59	0.22

1.	Rounding may result in apparent summation differences.

Mining from the ELG Open Pits concluded in the third quarter of 2025 with 437 kt of ore and 1,528 kt of waste mined in 2025.

At ELG Underground, for the third consecutive quarter, the Company achieved a new record quarterly average mining rate of 3,175 tpd, up from 2,958 tpd and 2,790 tpd in the two preceding quarters. Higher mining volumes reflect continued long hole stoping, supplementing cut and fill mining across other active mining areas. The strong performance in the fourth quarter, contributing to full year 2025 mining rate of 2,753 tpd, demonstrates the

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ongoing potential of the ELG Underground mine. In 2026, ELG Underground is expected to yield a similar volume of production to 2025.

Media Luna Underground also had standout performance in the fourth quarter of 2025 and is well ahead of the scheduled ramp-up to nameplate capacity. An average of 7,052 tpd was mined in the fourth quarter, exceeding the target of 6,500 tpd, and demonstrating a steady increase from the 6,146 tpd and 4,278 tpd of the two preceding quarters. With the paste plant now commissioned, all of the planned stopes to be mined in 2026 drilled off, and ramp-up activities well advanced, mining activity at Media Luna Underground is expected to reach steady state of 7,500 tpd by mid-year in 2026.

As at December 31, 2025, there were 5.9 mt of ore in stockpiles at an average gold equivalent grade of 1.23 gpt1. Excluding 3.8 mt of long-term, low-grade stockpiles at an average gold equivalent grade of 1.01 gpt1, the remaining 2.1 mt of ore in stockpiles are at an average gold equivalent grade of 1.65 gpt1.

[1]

The gold equivalent grade calculation used is as reported in the year-end 2024 mineral reserve estimate as follows: i) for Media Luna Underground and ELG Underground: AuEq (gpt) = Au (gpt) + Ag (gpt) * (0.0121) + Cu (%) * (1.6533) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (90% Au, 86% Ag, and 93% Cu); and ii) for ELG Open Pit: AuEq (gpt) = Au (gpt) + (Ag (gpt) * 0.0043) + (Cu (%) * 0.2697) and use the same metal prices ($1,500/oz Au, $19/oz Ag, and $3.50/lb Cu) and metallurgical recoveries (89% Au, 30% Ag, and 15% Cu).

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Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Total tonnes processed	kt	985	1,040	1,094	3,538	4,676
Average plant throughput	tpd	10,705	11,304	11,894	9,694	12,777
Average gold grade of ore processed	gpt	3.39	3.07	3.32	3.04	3.32
Average silver grade of ore processed	gpt	19.1	22.8	5.3	18.0	4.7
Average copper grade of ore processed	%	0.65	0.68	0.19	0.55	0.18
Average gold recovery	%	90.3	92.1	90.5	91.6	90.6
Average silver recovery	%	83.1	69.7	26.1	69.8	33.1
Average copper recovery	%	91.9	93.7	14.5	85.2	21.0
Gold equivalent produced	oz AuEq	117,325	121,780	105,305	383,178	461,420
Gold produced	oz	94,655	96,498	103,795	319,149	452,523
Silver produced	koz	498.2	532.4	48.2	1,408.6	232.9
Copper produced	mlb	13.0	14.5	0.6	36.2	3.5
Gold equivalent payable produced[2,3]	oz AuEq	114,844	119,034	105,132	376,364	460,579
Gold payable produced[3]	oz	93,335	95,058	103,671	315,678	451,972
Silver payable produced[3]	koz	454.2	485.2	46.9	1,286.4	226.6
Copper payable produced[3]	mlb	12.6	14.0	0.6	34.8	3.4
Gold equivalent sold[2,3]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Gold sold[3]	oz	87,262	94,626	108,647	305,137	455,932
Silver sold[3]	koz	393.8	470.7	58.0	1,188.7	249.8
Copper sold[3]	mlb	10.9	13.7	0.7	32.3	4.0

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.	Production and sold values include payable deductions associated with copper concentrate, doré and other products.

Plant throughput in the fourth quarter of 2025 achieved an average rate of 10,705 tpd, lower than the preceding quarter of 11,304 tpd, resulting from a five-day scheduled maintenance period in October. Plant throughput averaged 9,694 tpd for 2025, lower than the previous year’s rate of 12,777 tpd, directly as a result of the reduced design throughput of 10,600 tpd, the four-week tie-in period in the first quarter of 2025 in connection with the Media Luna Project and the capacitor failure that occurred in the ball mill e-house in May, which resulted in ten days of unplanned downtime. The average gold recovery for the quarter was 90.3%, lower than the recovery of 92.1% in the previous quarter, resulting in an average gold recovery for 2025 of 91.6%, higher than the previous year of 90.6% and the design level of 90%. The average copper recovery for the quarter was 91.9%, in line with the design level of 92%, but lower than the recovery of 93.7% in the previous quarter, resulting in an average copper recovery for 2025 of 85.2%.

Gold Equivalent Payable Production and Sales

In the fourth quarter of 2025, 114,844 oz AuEq of payable gold were produced and 105,946 oz AuEq of gold were sold. Production in the fourth quarter of 2025 increased relative to the comparative period in the prior year, primarily due to the higher average gold equivalent grade of ore processed and the temporary suspension of operations in December 2024 resulting in lower production in the prior year, partially offset by the lower design throughput of the upgraded processing plant.

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In 2025, 376,364 oz AuEq of payable gold were produced and 361,518 oz AuEq of gold were sold compared to 460,579 oz AuEq of payable gold produced and 465,829 oz AuEq of gold sold in 2024. The difference between gold sold versus produced was due to the timing of pours at year-end and buildup of on-site concentrate levels.

ENVIRONMENT, SOCIAL & GOVERNANCE

Health and Safety

As at December 31, 2025, the Company’s lost-time injury frequency (“LTIF”) was 0.07 and its total recordable injury frequency (“TRIF”) was 0.73. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis. In the fourth quarter, the Company reported no lost-time injuries (“LTIs”) or high severity incidents.

During the quarter, the Company continued to implement its comprehensive Next Level Safety program, designed to ensure that no lives are lost or changed due to a workplace incident. Ten company-wide fatal risk standards were defined in the quarter, and training workshops continued on the critical control verification process for underground and surface operations employees. In addition, three health and safety campaigns were conducted including “Remember Your Reasons” to remind team members that their loved ones are waiting for them to arrive home safely; “Ergonomic Risk Factors at Work” to create awareness of lifting and bending hazards; and the “I am a Responsible Driver” campaign to inspect vehicles, monitor driving behaviour, and create awareness about rules and standards.

In the fourth quarter, the Company also received the Entornos Laborales Seguros y Saludables (ELSSA) Safe and Healthy Work Environments Program Seal of Distinction. ELSSA is a national voluntary program by the Mexican Social Security Institute aimed at improving the health, safety, productivity and well-being of workers in Mexico. This marks the fourth consecutive year that the Company has received this distinction for safe and sustainable work practices.

Lost- Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis:

December 2022 - December 2025

Environment & Climate Change

There were no reportable spills or environmental incidents during the fourth quarter of 2025 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company achieved its 2025 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

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Following the commissioning of the Company’s new 8.4-megawatt (MW) solar plant in June, the facility continued to contribute renewable energy to meet the site’s energy needs to support the Company’s target to achieve a 10% absolute reduction in Scope 1 and Scope 2 greenhouse gas (GHG) emissions by 2030 compared to a 2021 baseline. During the fourth quarter of 2025, the Company also completed work on a Scope 3 GHG emissions calculation tool in accordance with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard, which will enable the Company to disclose Scope 3 emissions for 2025 and in future years within the Company’s annual Responsible Gold Mining Report.

A water stewardship and conservation strategy, which includes water management and recycling targets for the Morelos Complex, was finalized by the end of the year as planned and will be publicly disclosed in the first quarter of 2026.

As the Company expands its scope beyond Morelos, the Company received environmental approval from the Sinaloa office of Mexico’s Secretariat of Environmental and Natural Resources (“SEMARNAT”) to conduct exploration activities associated with the Los Reyes project.

Community Relations

During the fourth quarter of 2025, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (“CODECOPs”) with 12 communities that are in close proximity to the Morelos Complex, achieving close to 100% overall progress on planned projects. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees.

More regionally, this quarter the Company and the Municipal Government of Acapulco launched the rehabilitation of the Paso Limonero Wastewater Treatment Plant, to restore capacity after both Hurricane Otis and Hurricane John caused massive destruction in Guerrero State. The project, which is part of the federal Mexico Plan, will provide vital sanitary infrastructure to approximately 50,000 residents across more than 30 neighbourhoods in Acapulco.

DEVELOPMENT ACTIVITIES

Media Luna

On May 1, 2025, commercial production was declared at the Media Luna mine, concluding the development phase of the Media Luna Project. Among other criteria, the Company considers commercial production reached when construction is substantially complete; mine and mill throughput have averaged over 40% and 60% of design rates for 30 days, respectively; product is saleable; and metallurgical recoveries have averaged at least 60% of the design recovery levels.

During the quarter, $15.3 million (YTD - $55.1 million) of non-sustaining capital expenditures were incurred primarily related to construction of the remaining underground ore and waste material handling systems, and electrical distribution system in the mine. The final rockbreakers 2 and 5, including waste conveyor 4, were substantially completed during the quarter, which will support additional ore and waste movement. Final commissioning of these systems will occur early in the first quarter of 2026. The paste plant facility, which supplies paste backfill to the stopes utilizing tailings from the recently upgraded processing facility, continued its successful ramp-up. The final ore and waste pass required for current operations were also completed, which will further support ramp up of the mine to full capacity by mid-2026, if not earlier, and production for the life of mine.

As previously reported, non-sustaining capital expenditure guidance was revised upward to $160.0 to $170.0 million (previously $90.0 to $100.0 million) owing to: the scope transfer from 2024 to 2025, the demobilization/remobilization costs following the December 2024 fatal incident at ELG Underground and the associated extension of the mining infrastructure construction period, indirect costs for the extended project period, and a continued aggressive mine development plan, to support accelerating mining rates to 7,500 tpd ahead of the schedule set out in the Technical Report.

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Media Luna North Underground (formerly EPO Underground)

Development of the main access ramp at Media Luna North continued to track well in the fourth quarter with 1,135 m completed in favorable ground conditions. This initial development will enable both timely construction of the new north adit by mid-2026 to provide fresh ventilation to the project as well as access to the orebody for infrastructure construction to support first ore production by late 2026. Project execution is expected to be capital efficient as the underground mine will leverage infrastructure associated with Media Luna, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure.

During the fourth quarter, the Company initiated commitments for long-lead equipment supply related to electrical equipment and ventilation. Additionally, purchase orders for production mobile equipment were made ensuring delivery in support of first production before the end of 2026. Procurement of bulk materials for construction were also advanced, leveraging specifications and engineering from the recently constructed Media Luna Project. Detailed engineering of specific mine infrastructure continued as planned as the project moves fully into execution.

During the quarter, the Media Luna North internal feasibility study was completed, including all associated infrastructure engineering as well as geotechnical, hydrogeological, geochemistry, metallurgical evaluations, final mine design, sequencing, and integrated mine scheduling with Media Luna. The study also included finalizing the operational strategies for the integrated Media Luna and Media Luna North mine production, constructability reviews, and development of the overall Media Luna North Project execution plan, which includes both project aspects and operational readiness. The feasibility study mine design supports a peak mining rate of 2,300 tpd over a nine-year mine life. Aspects of the design of the project have been simplified from what was previously presented during the prefeasibility study, including utilizing ore and waste passes to transfer material to a haulage drift where it will be hauled via truck to existing ore handling infrastructure within the Media Luna mine. To this end, the primary production equipment has been selected as diesel to allow simplification of supporting infrastructure requirements. This adjusted scope has been reflected in the overall project capital expenditures, which have increased from $82 million estimated in the prefeasibility study to $108 to $113 million as the equipment will now be purchased versus leased, and marginally higher operating expenditures reflecting the haulage requirements. During the fourth quarter of 2025, $8.7 million was incurred to support early works development and procurement to advance the project. Overall project reserves have been derisked and adjusted lower to reflect updated drilling over the year, offset by improved recoveries relative to the prefeasibility study and in line with the current mining operations. In general, project economics have improved, further supporting the positive contribution of Media Luna North to the overall production plan.

During the fourth quarter, $10.2 million (YTD - $25.6 million) of non-sustaining capital expenditures were incurred relating to Media Luna North, including $1.4 million (YTD - $8.5 million) of feasibility study costs. Overall, annual non-sustaining capital expenditure at Media Luna North was lower than the guided range of $30.0 to $35.0 million, with certain spend deferred to 2026.

Annual sustaining capital expenditures over the life of Media Luna North are forecast between $5.0 and $10.0 million, which does not yet consider any future resource definition drilling to upgrade additional resources to reserves and development required to access potential future reserve additions.

Los Reyes

During the fourth quarter of 2025, with the acquisition of Prime Mining, the project portfolio of assets has increased with the addition of the Los Reyes project in Sinaloa, Mexico — a highly prospective, high grade, gold and silver deposit. The project development team has been focused on ensuring the initial preliminary economic analysis (“PEA”) work transitions smoothly under their guidance, re-engaging participating consultants to support completion of the PEA by mid-2026. This includes re-assessment of mining approaches, alternative or complementary processing options and associated production capacities which will be further defined in the subsequent prefeasibility study stage starting in the second half of 2026. This will ensure that the Company is positioned to unlock the full potential of Los Reyes as it is advanced through the respective development stages in future years.

20 Torex Gold Resources Inc. | TSX: TXG

EXPLORATION AND DRILLING ACTIVITIES

The primary exploration objective for 2025 was to offset depletion and grow mineral resources within ELG Underground and Media Luna Underground in order to sustain production beyond 2030. This effort was focused on supporting the long-term viability of the Morelos Complex through resource delineation and advanced exploration drilling programs that strengthen the resource base and enable future reserve conversion.

The secondary objective for 2025 was to define the upside potential within the Media Luna Cluster, with drilling programs at Media Luna North and Media Luna West. Media Luna West remained a particular focus in order to support the declaration of inaugural resource in March 2026. The drilling program at Media Luna North, aimed at de-risking reserves to inform future mine planning, is substantially complete.

At Morelos, a total of 121,315 m was drilled using ten surface and five underground drill rigs, representing 97.4% of the annual plan. Cumulative expenditures in 2025 totalled $47.1 million, compared to the annual guidance of $45.0 million. An additional $7.8 million was incurred as a result of the acquisitions of Reyna Silver and Prime Mining. Due to these acquisitions, certain exploration initiatives within the Morelos Complex were postponed and funds were redirected to specifically advance Gryphon (Nevada) and Batopilas (Chihuahua), while review activities were initiated at Los Reyes (Sinaloa) and Guigui (Chihuahua).

Table 7.

In millions of U.S. dollars	Expenditure Classification	Guided 2026 Expenditure	Total 2025 Expenditure	Guided 2025 Expenditure	Total 2024 Expenditure
ELG Cluster
ELG infill and step-out drilling	Capitalized[1]	$9.0	9.8	11.0	5.3
ELG drilling	Expensed[2]	$1.0	0.4	1.0	2.6
Media Luna Cluster
Media Luna infill and step-out drilling	Capitalized[1]	$5.0	2.0	3.0	—
Media Luna North infill and step-out drilling	Capitalized[3]	$2.0	—	—	—
Media Luna drilling	Expensed[2]	$2.0	0.6	1.0	—
Media Luna North drilling	Capitalized[3]	$—	7.9	5.0	10.1
Media Luna Cluster drilling	Expensed[2]	$9.0	19.1	17.0	4.6
Other Morelos exploration and drilling	Expensed[2]	$7.0	7.3	7.0	3.3
Morelos support costs[4]	Expensed[2]	$8.0	—	—	—

Total Morelos		$43.0	47.1	45.0	25.9
Los Reyes drilling and project study costs	Expensed[2]	$18.0	—	—	—
Gryphon and Medicine Springs exploration and drilling	Expensed[2]	$12.0	—	—	—
Batopilas and Guigui exploration and drilling	Expensed[2]	$4.0	—	—	—
Other exploration and support costs	Expensed[2]	$—	7.8	—	—

Total[5]		$77.0	54.9	45.0	25.9

1.	Included in sustaining capital expenditures.
2.	Included in exploration and evaluation expenses as reported on the Consolidated Statements of Operations and Comprehensive Income.
3.	Included in non-sustaining capital expenditures.
4.	Morelos support costs are reported separately for 2026 guidance. For the years ended December 31, 2025 and 2024, support costs were reported within the respective programs.
5.	Excludes definition and grade control drilling costs.

ELG Cluster

Drilling results in 2025 supported the objectives of the ELG Underground drilling program to expand the resource inventory and replace mined reserves in line with the Company’s goal of sustaining annual production above 450,000 oz AuEq beyond 2030. The program was focused on delineating high-grade mineralization extensions along the El Limón Sur, El Limón Deep, El Limón West, and Sub-Sill trends.

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The Company’s investment plan for 2025 was $12.0 million for 48,000 m of drilling at ELG Underground, with actual expenditures of $10.2 million and 51,847 m drilled. The program was centered on advanced exploration and resource categorization, targeting extensions of known mineralization and the conversion of inferred to indicated resources within the main mineralized trends.

During the fourth quarter, a total of 4,875 m was drilled across 30 holes at ELG Underground, totaling 51,847 m drilled in 2025, which represents 108% of the planned 48,000 m for the year.

The focus in the fourth quarter of 2025 was on both resource delineation and advanced exploration programs. A total of 2,661 m of drilling was completed as part of the resource delineation program at ELG Underground, focused on upgrading inferred resources to the indicated resources category. A total of 2,214 m of drilling was completed as part of the advanced exploration program, targeting to expand resources along the El Limón Sur and El Limón West trends. Drilling for each program in 2025 totalled 34,781 m and 16,382 m, respectively.

Media Luna Cluster

The 2025 Media Luna Underground drilling program was completed, encompassing both resource delineation and drill testing components. The program targeted a total of 14,500 m of drilling, supported by additional underground development to facilitate ongoing exploration activities. Drilling progressed as planned, with 5,089 m completed across 15 holes during the fourth quarter of 2025, totaling 16,448 m drilled in 2025 representing 113% of the annual plan.

During the fourth quarter, drilling efforts were concentrated on the resource delineation program and the completion of the drill testing program at the southern extension of Media Luna. The resource delineation program aimed to upgrade high potential inferred resources in close proximity to existing infrastructure to the indicated category. A total of 1,887 m were drilled in the quarter, with 12,628 m drilled across 55 holes during 2025, representing approximately 120% of the annual plan. Metres drilled were higher than plan as the drill performance was better than expected, which reduced the cost per metre drilled and resulted in more metres to be drilled within the originally allotted budget.

The drill testing program, designed to extend the mineralized footprint to the south, was initiated in September with the first hole advancing 618 m in the third quarter, representing 15% of the annual plan. The program ramped up in October, with 3,202 m drilled in the fourth quarter for a total of 3,820 m drilled across 6 holes in 2025, representing 96% of the annual plan.

At Media Luna, the program to upgrade resources will continue into 2026. The favorable geological characteristics identified in the drill testing program to the south support starting a program focused on resource definition in 2026.

The Media Luna North surface drilling program was completed during the fourth quarter. During the quarter, drilling focused on resource categorization and reserve de-risking. For 2025, approximately 32,608 m were drilled at Media Luna North across 45 drill holes, including 20,616 m in the Media Luna North reserve definition program and 11,992 m in resource definition at the north extension of the Media Luna North deposit.

In parallel with drilling, core logging, relogging, Quality Assurance/Quality Control verification, and geological modeling were completed. The geological model for Media Luna North was updated and integrated into the resource estimation workflow, replacing the previous model. Estimation domains were refined, and work progressed on block model construction, including review of interpolation methodologies and rock quality modeling.

At Media Luna West, drilling was completed earlier in the year with a total of 10,745 m, with activities in the quarter focused on geological interpretation, estimation domain definition, and resource modeling. Relogging of historic drill holes and interpretation of east–west and north–south sections confirmed the structural controls on mineralization, including fault orientations, intrusive phases, and phreatomagmatic breccia bodies.

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During the fourth quarter, estimation domains were finalized, and preparation of the block model commenced with support from external consultants. These activities support the planned inaugural mineral resource estimate for Media Luna West in March 2026.

Drilling at Media Luna East commenced during the fourth quarter with a total of 574 m drilled, following receipt of required approvals. Initial drilling targeted eastward extensions of known mineralization along the west-northwest–striking San Miguel fault, following up on previously intersected high-grade zones. Drilling progressed on multiple east–west sections, with mineralization expected to be intersected at depth in early 2026 as the program continues.

At Todos Santos, drilling resumed during the fourth quarter following completion of access roads and drill platforms, with 1,027 m drilled in the quarter resulting in a total of 3,518 m drilled in 2025. Drilling tested the contact between the Morelos formation and the granodiorite, as well as structurally controlled phreatomagmatic breccias. While several holes intersected calc-silicate alteration and minor sulfide mineralization, no economically significant mineralization was identified in the completed holes. Geological interpretation advanced during the quarter, refining the structural framework and identifying controls on alteration and brecciation to guide future targeting.

Other Morelos Exploration and Drilling

At El Naranjo, the second phase of drilling was completed during the quarter with 343 m drilled, resulting in a total of 2,825 m drilled in 2025, targeting phreatomagmatic breccias along the San Miguel fault. Drilling confirmed the continuity of these units and intersected shallow oxidized gold mineralization hosted within silicified breccias. Assay results returned multiple moderate-grade gold intercepts, supporting the interpretation of an intermediate epithermal system and providing guidance for future drill targeting.

At Atzcala, drilling at the Los Limones target advanced significantly during the quarter, with a total of 2,750 m drilled in 2025 following completion of a CSAMT geophysical survey. Multiple deep drill holes intersected thick intervals of phreatomagmatic breccias with pervasive silicification, hydrothermal brecciation, vuggy textures, and quartz–calcite veining, which are features considered favorable for the development of intermediate sulfidation style mineralization.

Drilling reached depths exceeding 1,000 m in the deepest holes, with several intervals displaying strong alteration and geological signatures indicative of a preserved hydrothermal system. Drilling will continue into 2026 to further test and evaluate the most favorable ore control for intercepting mineralization.

Los Reyes Project

At the Los Reyes project in Sinaloa, which was acquired by the Company during the quarter, the relogging of drill cores has begun under Torex standards to identify new opportunities for extending the known ore bodies and to apply what has been learned to date to the exploration of new targets.

Early-stage Exploration Properties

In Chihuahua, district-scale geological work was initiated during the fourth quarter to define the regional structural and volcanological framework. At Guigui, preliminary mapping identified extensive preserved structural blocks, with evidence of volcanic and hydrothermal activity interpreted to be potentially related to mineralized systems. At Batopilas, multiple cycles of phreatomagmatic volcanic activity were confirmed within a complex structural architecture reflecting several deformation events. During 2026, geological work is planned to advance to more detailed scales to support the definition of priority drilling targets.

In Nevada, at the Gryphon project, structural mapping and architecture at a scale of 1:25,000 has been completed for the entire district. Reconnaissance of the volcanic facies identified in the various structural blocks has also been completed, and regional geochemistry covering the property is 50% complete. Reprocessing of geophysical and remote sensing data has begun, and preliminary targeting is expected by the first quarter of 2026.

23 Torex Gold Resources Inc. | TSX: TXG

FINANCIAL CONDITION REVIEW

Summary of the Consolidated Statements of Financial Position

The following table summarizes key financial position items as at December 31, 2025:

Table 8.

In millions of U.S. dollars	Dec 31, 2025	Dec 31, 2024
Cash and cash equivalents	$119.5	$110.2
Value-added tax receivables	65.3	70.9
Trade receivables	72.8	14.7
Inventory	190.5	150.1
Deferred income tax assets	214.7	84.5
Property, plant and equipment	2,319.4	1,671.8
Other assets	43.2	37.6

Total assets	$3,025.4	$2,139.8

Accounts payable and accrued liabilities	$190.6	$169.9
Income taxes payable	171.0	143.5
Debt	27.6	62.9
Lease-related obligations	105.6	78.3
Decommissioning liabilities	73.2	37.6
Deferred income tax liabilities	2.7	–
Other liabilities	28.1	16.7

Total liabilities	$598.8	$508.9

Total shareholders’ equity	$2,426.6	$1,630.9

Cash and cash equivalents

The Company ended 2025 with cash and cash equivalents of $119.5 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $5.6 million compared to December 31, 2024, primarily as a result of a decrease in expenditures on Media Luna, partially offset by the effect of currency translation due to the appreciation of the Mexican peso. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at December 31, 2025, the VAT receivables of $65.3 million comprises $62.2 million in current assets and $3.1 million in non-current assets.

Trade receivables

The increase in trade receivables is primarily due the timing of sales and receipts. The balance in the prior year primarily related to gold doré spot sales which generally have a short settlement period, however, the balance for the current year primarily related to the copper concentrate sales that commenced in 2025, with a longer settlement period.

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Inventory

The increase in inventory is primarily due to higher materials and supplies and stockpiled ore ending balances, both of which include inventory related to Media Luna, as well as higher finished goods due to the timing of production and sales, partially offset by lower in-circuit ending balances.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The increase in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $355.0 million, the acquisition of the Prime Mining and Reyna Silver exploration and evaluation assets of $418.2 million and $27.3 million, respectively, and an increase in the estimated discounted closure and rehabilitation costs on decommissioning liabilities of $33.4 million, partially offset by depreciation of $175.1 million. Refer to Table 12 for a breakdown of capital expenditures for the year ended December 31, 2025.

Other assets

The other assets balance includes prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The increase in other assets is primarily due to the increase in prepayments for the TOAs with local communities as a result of higher gold prices.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities have increased since December 31, 2024, primarily due to an increase in the share-based compensation liabilities as a result of the increase in the Company’s share price, an increase in both accrued royalties and the site-based profit sharing program primarily as a result of higher average realized gold prices. The increase in accounts payable and accrued liabilities is partially offset by a decrease in liabilities related to the Media Luna Project which reached commercial production in the second quarter. Accounts payable and accrued liabilities are generally highest at year end due to the full-year accrual of the site-based profit sharing program and the timing of payments over the holiday season.

Income taxes payable

The increase in the balance is primarily due to current income tax expense of $232.0 million, partially offset by corporate income tax payments of $170.1 million and the 7.5% Mexican mining tax of $34.7 million paid in the first quarter of 2025 in respect of 2024 (as of January 1, 2025, the mining tax increased to 8.5%).

Debt

In the first half of 2025, $165.0 million, net, was drawn on the Debt Facility to support the finalization of the Media Luna Project and $200.0 million was repaid in the second half of 2025. The carrying amount of debt is presented net of unamortized deferred finance charges of $2.4 million.

Lease-related obligations

The increase in lease-related obligations is primarily due to lease obligations that were recognized in the year ended December 31, 2025 as a result of the commencement of $23.3 million in new leases for certain pieces of the primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations, as well as the commencement of the $12.6 million solar plant lease, partially offset by principal repayments. As at December 31, 2025, the lease-related obligations of $105.6 million comprises $36.5 million in current liabilities and $69.1 million in non-current liabilities.

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Decommissioning liabilities

Decommissioning liabilities increased by $35.6 million primarily due to revisions to the estimated closure costs and additional disturbances as a result of ongoing mining operations and the development of Media Luna, as well as the effects of discounting and foreign exchange rate changes, and accretion. As at December 31, 2025, the decommissioning liabilities of $73.2 million are presented as non-current liabilities.

Other liabilities

Other liabilities relates to a non-current share-based compensation liability of $19.6 million.

DEBT FINANCING

Debt Facility

On June 25, 2025, the Company and one of its Mexican subsidiaries, Minera Media Luna, S.A. de C.V. (“MML”), (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the lenders.

As at December 31, 2025, the Company had borrowings of $30.0 million on the Debt Facility and had utilized $13.2 million for letters of credit, reducing the available credit of the Debt Facility to $306.8 million (December 31, 2024 - $65.0 million, $13.7 million and $221.3 million, respectively). During the year ended December 31, 2025, the Company repaid $35.0 million, net, on the Debt Facility (year ended December 31, 2024 - drew $65.0 million). In January 2026, the Company fully repaid the remaining $30.0 million of borrowings on the Debt Facility.

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, and alignment with the World Gold Council’s RGMPs. The SPTs are aligned with the Company’s sustainability targets.

The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to June 25, 2025, the $300.0 Debt Facility matured on December 31, 2027, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. The applicable margin applied is 2.25% based on a leverage ratio less than 1.0 times, 2.50% at a ratio less than 2.0 times, 2.75% at a ratio less than 2.5 times, and 3.25% at a ratio equal to or greater than 2.5 times. As at December 31, 2025, the applicable margin was 2.25% (December 31, 2024 - 2.50%). As a result of the Amendment, there was a 0.25% decrease in the applicable interest rate.

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5, an interest coverage ratio of greater than or equal to 3.0 and a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As a result of the Amendment, the maximum net leverage ratio increased from 3.0 to 3.5. As at December 31, 2025, the Company was in compliance with the financial and other covenants under the Debt Facility.

26 Torex Gold Resources Inc. | TSX: TXG

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at December 31, 2025 were $3,025.4 million (December 31, 2024 - $2,139.8 million), which includes $119.5 million in cash and cash equivalents (December 31, 2024 - $110.2 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $530.2 million for the year ended December 31, 2025, compared to net cash generated from operating activities before changes in non-cash operating working capital of $458.9 million for the year ended December 31, 2024. The increase in net cash generated from operating activities before changes in non-cash operating working capital of $71.3 million is largely due to a higher average realized gold price and a net realized gain on derivative contracts compared to a loss in the prior year, partially offset by a decrease in gold equivalent ounces sold, higher income taxes paid, higher production costs and royalties, higher exploration and evaluation expenses and an increase for the cash settlement of share-based compensation.

Net cash used in investing activities for the year ended December 31, 2025 was $360.5 million compared to $562.7 million for the year ended December 31, 2024. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures, the timing of VAT recoveries and $6.3 million received in cash net of transaction costs on the acquisition of Prime Mining in the fourth quarter of 2025, partially offset by the $27.2 million acquisition of Reyna Silver in the third quarter of 2025.

Net cash used in financing activities for the year ended December 31, 2025 primarily related to repayments on the Debt Facility of $35.0 million, net, share repurchases of $33.9 million, other borrowing costs paid of $25.0 million, lease principal payments of $17.1 million, dividends paid of $10.2 million, and transaction costs paid of $1.0 million. The net cash generated from financing activities for the comparative period related to proceeds from the Debt Facility of $65.0 million, net, partially offset by lease principal payments of $8.6 million, other borrowing costs paid of $2.1 million and transaction costs paid of $0.7 million.

The Company had debt outstanding of $30.0 million as at December 31, 2025 and had $306.8 million available under the Debt Facility with $13.2 million utilized for letters of credit. The $350.0 million Debt Facility matures on June 25, 2029, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to the Amendment, the $300.0 million Debt Facility matured on December 31, 2027.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who will own the equipment once delivered by the suppliers and then be leased to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $16.7 million remain outstanding as at December 31, 2025 (December 31, 2024 - $18.0 million). In addition, lease obligations include $69.4 million of leases for this equipment as at December 31, 2025 (December 31, 2024 - $56.9 million).

As at December 31, 2025, the Company’s contractual obligations included TOAs with Rio Balsas, Real del Limón, Atzcala, Puente Sur Balsas, Mezcala and Valerio Trujano Ejidos and the individual owners of land parcels within certain of those Ejido boundaries; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex. All TOAs can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the year ended December 31, 2025, the Company paid $27.7 million for the 2.5% royalty relating to the fourth quarter of 2024 and the first, second and third quarters of 2025 (December 31, 2024 - $26.3 million relating to the fourth quarter of 2023 and the first, second and third quarters of 2024). As at December 31, 2025, the Company accrued

27 Torex Gold Resources Inc. | TSX: TXG

$11.6 million for the 2.5% royalty relating to the fourth quarter of 2025, which was paid in January 2026 (December 31, 2024 - $6.8 million relating to the fourth quarter of 2024, which was paid in January 2026).

Prior to January 1, 2025, the Company was subject to a mining tax of 7.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 0.5% on sales of gold, silver, and platinum. As of January 1, 2025, the mining tax and royalty increased to 8.5% and 1.0%, respectively. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2025, the Company paid $39.4 million in respect of the 7.5% and 0.5% mining tax and royalty, respectively, for 2024 (paid in March 2024 - $29.4 million for 2023). As at December 31, 2025, the Company had accrued $53.6 million and $12.0 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2026 (December 31, 2024 - $34.5 million and $5.1 million accrued for the 7.5% and 0.5% mining tax and royalty, respectively, to be paid in March 2025).

As a result of the continued ramp-up of Media Luna through mid-2026, production is expected to be slightly higher during the second half of the year than the first half. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2025 and 2024.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

	Payments Due by Period
In millions of U.S. dollars	Total	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years
Operating commitments[1]	$357.5	223.5	114.0	20.0	—
Capital commitments[1]	$54.5	50.0	3.1	1.4	—
Accounts payable and accrued liabilities	$190.6	190.6	—	—	—
Derivative contracts	$8.5	8.5	—	—	—
Debt	$36.3	1.8	3.6	30.9	—
Lease-related obligations	$126.8	44.2	44.2	30.4	8.0

Total	$774.2	518.6	164.9	82.7	8.0

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at December 31, 2025, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at December 31, 2025 is $77.8 million relating to the power purchase agreement.

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OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at February 18, 2026	Number[1]
Torex Shares	95,415,229
Restricted share units[2]	345,921
Performance share units[3]	531,546
Stock options assumed pursuant to the Prime Mining acquisition[4]	177,063
Warrants assumed pursuant to the Prime Mining acquisition[5]	11,341

1.

In addition to the above, the Company has 2,689 deferred share units (“DSUs”) outstanding. The DSUs are cash settled and therefore they have been excluded from the outstanding share data as at February 18, 2026.

2.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively. Each restricted share unit is redeemable for one (i) Torex Share or (ii) its cash equivalent, less applicable tax withholdings.

3.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

4.

As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised. On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition. A Prime Mining stock option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there were 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent).

5.

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the warrants assumed pursuant to the Prime Mining acquisition. A warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining warrants on October 21, 2025, there were 14,301 Torex Shares issuable upon the exercise of such warrants.

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company purchased 308,632 Torex Shares at an average price of $33.70 (C$46.78) during this period.

On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. Under the current NCIB, daily purchases are limited to 101,788 Torex Shares, representing 25% of the average daily trading volume of Torex Shares on the TSX for the six-month period ended October 31, 2025 (being 407,154 Torex Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. The Company will purchase Torex Shares in open market transactions through the facilities of the TSX or alternative trading systems at the representative market price at the time of purchase. All Torex Shares that are repurchased by the Company under the NCIB will be canceled. Securityholders can obtain without charge a copy of the notice of intention filed with the TSX by contacting the Company.

During the year ended December 31, 2025, the Company repurchased 825,769 Torex Shares for $33.9 million (C$47.1 million) at an average price per share of $40.96 (C$57.00). The book value of the cancelled shares was $11.1 million, net of taxes of $0.1 million, and was recognized as a reduction to share capital and $23.4 million, including taxes of $0.7 million, as a reduction to retained earnings in the Consolidated Statements of Financial Position. No Torex Shares were repurchased or cancelled during the year ended December 31, 2024.

29 Torex Gold Resources Inc. | TSX: TXG

Dividends

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share payable on December 4, 2025 to shareholders of record as at the close of business on November 20, 2025. During the year ended December 31, 2025, the Company paid dividends of $10.2 million which are included in net cash used in financing activities in the Consolidated Statements of Cash Flows (year ended December 31, 2024 - $nil). On February 18, 2026, the Company declared a dividend of C$0.15 per Torex Share payable on March 19, 2026 to shareholders of record on March 5, 2026.

30 Torex Gold Resources Inc. | TSX: TXG

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net debt, available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties, less by-product sales and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, royalties, and treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial performance measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

31 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Consolidated Statements of Operations and Comprehensive Income:

Table 11.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Total cash costs per oz sold
Production costs	$	145.3	140.0	94.7	456.6	421.4
Royalties	$	15.6	13.6	8.2	43.8	31.2
Less: Silver sales[1]	$	(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]	$	(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions	$	1.4	2.4	—	5.0	—
Less: Realized gain on foreign currency contracts	$	(3.5)	(2.8)	—	(8.1)	—

Total cash costs	$	64.4	71.4	98.0	275.2	428.7
Total cash costs per oz sold	$/oz	738	755	902	902	940
All-in sustaining costs per oz sold
Total cash costs	$	64.4	71.4	98.0	275.2	428.7
General and administrative costs[2]	$	9.7	9.2	7.3	35.4	31.4
Reclamation and remediation costs	$	1.2	1.3	1.0	4.6	4.5
Sustaining capital expenditure[3]	$	32.1	32.1	11.6	107.2	62.6

Total all-in sustaining costs	$	107.4	114.0	117.9	422.4	527.2
Total all-in sustaining costs per oz sold	$/oz	1,231	1,205	1,085	1,384	1,156

Gold equivalent sold[4]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Total cash costs per oz AuEq sold
Production costs	$	145.3	140.0	94.7	456.6	421.4
Royalties	$	15.6	13.6	8.2	43.8	31.2
Add: Treatment, refining and other cost deductions	$	1.4	2.4	—	5.0	—
Less: Realized gain on foreign currency contracts	$	(3.5)	(2.8)	—	(8.1)	—

Total cash costs	$	158.8	153.2	102.9	497.3	452.6
Total cash costs per oz AuEq sold4	$/oz AuEq	1,499	1,297	932	1,376	972
All-in sustaining costs per oz AuEq sold
Total cash costs	$	158.8	153.2	102.9	497.3	452.6
General and administrative costs[2]	$	9.7	9.2	7.3	35.4	31.4
Reclamation and remediation costs	$	1.2	1.3	1.0	4.6	4.5
Sustaining capital expenditure[3]	$	32.1	32.1	11.6	107.2	62.6

Total all-in sustaining costs	$	201.8	195.8	122.8	644.5	551.1
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	1,905	1,658	1,112	1,783	1,183

32 Torex Gold Resources Inc. | TSX: TXG

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

This amount excludes a loss of $9.4 million, loss of $10.7 million and loss of $6.8 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and a loss of $33.9 million and loss of $15.7 million for the years ended December 31, 2025 and December 31, 2024, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $0.2 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, $0.2 million and $0.3 million for the years ended December 31, 2025 and December 31, 2024, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.1 million or $24/oz ($20/oz AuEq) for the three months ended December 31, 2025, $2.0 million or $21/oz ($17/oz AuEq) for the three months ended September 30, 2025, $1.6 million or $15/oz ($14/oz AuEq) for the three months ended December 31, 2024, $8.2 million or $27/oz ($23/oz AuEq) for the year ended December 31, 2025 and $7.1 million or $16/oz ($15/oz AuEq) for the year ended December 31, 2024. This amount excludes other expenses totalling $nil, $nil and $1.4 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $nil and $7.1 million for the years ended December 31, 2025 and December 31, 2024, respectively.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.5 million, $7.1 million and $0.8 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $20.2 million and $3.6 million for the years ended December 31, 2025 and December 31, 2024, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Consolidated Statements of Cash Flows:

Table 12.

	Three Months Ended			Year Ended
In millions of U.S. dollars	Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Sustaining	$24.6	25.0	10.8	87.0	57.6
Lease Payments (Sustaining)	$7.5	7.1	0.8	20.2	3.6
Capitalized Stripping (Sustaining)	$—	—	—	—	1.4

Total Sustaining	$32.1	32.1	11.6	107.2	62.6

Non-sustaining
Media Luna Project[1,2]	$15.3	26.2	100.5	145.9	449.0
Media Luna North Project	$10.2	6.9	0.6	25.6	0.6
Media Luna North Drilling	$0.1	5.7	2.4	7.9	10.0
Working Capital Changes and Other	$9.7	(10.0)	12.7	66.0	31.5

Capital expenditures[3]	$67.4	60.9	127.8	352.6	553.7

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $2.1 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $5.1 million and $5.0 million for the years ended December 31, 2025 and December 31, 2024, respectively.

2.

This amount includes a realized gain (or an increase in the capitalized expenditures) of $nil, $nil and loss of $0.1 million for the three months ended December 31, 2025, September 30, 2025, and December 31, 2024, respectively, and $nil and gain of $1.3 million for the years ended December 31, 2025 and December 31, 2024, respectively, in relation to the settlement of foreign exchange zero cost collars that were entered into to manage the capital expenditure risk related to a further strengthening of the Mexican peso.

3.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Consolidated Statements of Cash Flows.

Average Realized Gold Price

Average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Consolidated Statements of Operations and Comprehensive Income, less silver sales and copper sales, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue

33 Torex Gold Resources Inc. | TSX: TXG

per the Consolidated Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, divided by ounces of gold equivalent sold.

Reconciliation of Average Realized Gold Price to Revenue

The following table provides a reconciliation of average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Consolidated Statements of Operations and Comprehensive Income:

Table 13.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Less: Silver sales[1]		$(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]		$(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)

Total proceeds		$371.0	335.7	270.2	1,083.8	1027.5
Average realized gold price	$/oz	4,252	3,548	2,487	3,552	2,254

Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Add: Treatment, refining and other cost deductions		$1.4	2.4	—	5.0	—
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)

Total proceeds		$465.4	417.5	275.1	1,305.9	1051.4
Average realized gold price	$/oz AuEq	4,393	3,536	2,487	3,612	2,254

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Consolidated Statements of Operations and Comprehensive Income, less silver and copper sales, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Consolidated Statements of Operations and Comprehensive Income, less treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

34 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Consolidated Statements of Operations and Comprehensive Income:

Table 14.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Gold sold	oz	87,262	94,626	108,647	305,137	455,932
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Less: Silver sales[1]		$(31.8)	(20.0)	(1.8)	(63.1)	(7.1)
Less: Copper sales[1]		$(62.6)	(61.8)	(3.1)	(159.0)	(16.8)
Add: Treatment, refining and other cost deductions		$1.4	2.4	–	5.0	–
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)
Less: All-in sustaining costs		$(107.4)	(114.0)	(117.9)	(422.4)	(527.2)

All-in sustaining costs margin		$263.6	221.7	152.3	661.4	500.3

Average realized gold price	$/oz	4,252	3,548	2,487	3,552	2,254
Total all-in sustaining costs margin	$/oz	3,021	2,343	1,402	2,168	1,098
Total all-in sustaining costs margin	%	71	66	56	61	49

Gold equivalent sold[2]	oz AuEq	105,946	118,082	110,419	361,518	465,829
Revenue		$465.3	416.4	295.0	1,305.6	1,115.5
Add: Treatment, refining and other cost deductions		$1.4	2.4	–	5.0	–
Less: Realized loss on gold contracts		$(1.3)	(1.3)	(19.9)	(4.7)	(64.1)
Less: All-in sustaining costs		$(201.8)	(195.8)	(122.8)	(644.5)	(551.1)

All-in sustaining costs margin		$263.6	221.7	152.3	661.4	500.3

Average realized gold price	$/oz AuEq	4,393	3,536	2,487	3,612	2,254
Total all-in sustaining costs margin[2]	$/oz AuEq	2,488	1,878	1,375	1,830	1,071
Total all-in sustaining costs margin	%	57	53	55	51	48

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

35 Torex Gold Resources Inc. | TSX: TXG

Adjusted net earnings is defined as net income (loss) adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Consolidated Statements of Operations and Comprehensive Income:

Table 15.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended			Year Ended
		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Basic weighted average shares outstanding	shares	93,644,666	86,095,076	85,988,115	88,033,127	85,977,291
Diluted weighted average shares outstanding	shares	94,779,109	87,458,380	87,414,063	89,133,859	87,008,937
Net income		$166.8	114.4	60.4	403.4	134.6
Adjustments:
Temporary suspension costs		$—	—	3.1	—	3.1
Unrealized foreign exchange loss (gain)		$0.2	(8.1)	(2.0)	(6.2)	(0.4)
Unrealized loss (gain) on derivative contracts		$11.5	1.4	(16.4)	4.7	(16.7)
Loss on remeasurement of share-based payments		$9.4	10.7	6.8	33.9	15.7
Derecognition of provisions for uncertain tax positions		$—	—	—	(9.2)	(12.1)
Tax effect of above adjustments		$(3.5)	2.0	4.6	0.5	4.2
Tax effect of currency translation on tax base		$(17.4)	(17.0)	14.1	(77.0)	96.0

Adjusted net earnings		$167.0	103.4	70.6	350.1	224.4
Per share – Basic	$/share	1.78	1.20	0.82	3.98	2.61
Per share – Diluted	$/share	1.76	1.18	0.81	3.93	2.58

Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income (loss) adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses,

36 Torex Gold Resources Inc. | TSX: TXG

unrealized (gains) losses on derivative contracts, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Consolidated Statements of Operations and Comprehensive Income:

Table 16.

		Three Months Ended			Year Ended
In millions of U.S. dollars		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net income	$	166.8	114.4	60.4	403.4	134.6
Finance costs (income), net	$	6.2	7.2	(0.3)	21.2	(3.3)
Depreciation and amortization[1]	$	53.9	53.9	47.7	168.7	192.0
Current income tax expense	$	96.9	94.5	42.9	232.0	149.6
Deferred income tax (recovery) expense	$	(63.4)	(34.7)	12.1	(127.4)	66.5

EBITDA	$	260.4	235.3	162.8	697.9	539.4

Adjustments:
Temporary suspension costs	$	—	—	3.1	—	3.1
Unrealized loss (gain) on derivative contracts	$	11.5	1.4	(16.4)	4.7	(16.7)
Unrealized foreign exchange loss (gain)	$	0.2	(8.1)	(2.0)	(6.2)	(0.4)
Loss on remeasurement of share-based payments	$	9.4	10.7	6.8	33.9	15.7

Adjusted EBITDA	$	281.5	239.3	154.3	730.3	541.1

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

In the first quarter of 2025, the Company revised the calculation of free cash flow to include net changes in value-added tax receivables (non-cash working capital within investing activities), which were previously excluded. The prior periods have been recast to conform with this change. The Company believes that this disclosure more consistently treats all cash flows on capital expenditures. As a result, free cash flow reflects total cash flows related to capital expenditures.

37 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from operating activities as reported in the Consolidated Statements of Cash Flows:

Table 17.

		Three Months Ended			Year Ended
In millions of U.S. dollars		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Net cash generated from operating activities	$	244.3	186.8	122.8	489.0	449.5
Less:
Additions to property, plant and equipment[1]	$	(67.4)	(60.9)	(127.8)	(352.6)	(553.7)
Value-added tax receivables, net[2]	$	1.6	(0.8)	3.1	14.7	(1.0)
Lease payments	$	(5.0)	(4.8)	(2.9)	(17.1)	(8.6)
Interest and other borrowing costs paid[3]	$	(7.9)	(7.8)	(2.9)	(26.7)	(10.1)

Free cash flow	$	165.6	112.5	(7.7)	107.3	(123.9)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Consolidated Statements of Cash Flows.
2.	Included in investing activities as reported on the Consolidated Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net debt

Net debt is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net debt is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net debt to Cash and Cash Equivalents

The following table provides a reconciliation of net debt to cash and cash equivalents as reported in the Consolidated Statements of Financial Position:

Table 18.

In millions of U.S. dollars		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	$	119.5	107.1	110.2
Less:
Debt	$	(27.6)	(152.4)	(62.9)
Lease-related obligations	$	(105.6)	(100.0)	(78.3)
Deferred finance charges	$	(2.4)	(2.6)	(2.1)

Net debt	$	(16.1)	(147.9)	(33.1)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn

38 Torex Gold Resources Inc. | TSX: TXG

capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Consolidated Statements of Financial Position:

Table 19.

In millions of U.S. dollars		Dec 31, 2025	Sep 30, 2025	Dec 31, 2024
Cash and cash equivalents	$	119.5	107.1	110.2
Add: Available credit of the Debt Facility	$	306.8	181.9	221.3

Available liquidity	$	426.3	289.0	331.5

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

39 Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Consolidated Statements of Operations and Comprehensive Income:

Table 20.

In millions of U.S. dollars, unless otherwise noted	Three Months Ended						Year Ended
	Dec 31, 2025		Sep 30, 2025		Dec 31, 2024		Dec 31, 2025		Dec 31, 2024
Gold sold (oz AuEq)	105,946		118,082		110,419		361,518		465,829
Gold sold (oz)	87,262		94,626		108,647		305,137		455,932
Tonnes mined - ELG open pit (kt)	—		251		2,400		1,965		25,888
Tonnes mined - ELG underground (kt)	292		272		207		1,005		765
Tonnes mined - Media Luna underground (kt)[1]	649		566		100		1,504		220
Tonnes processed (kt)	985		1,040		1,094		3,538		4,676
Total cash costs:
Total cash costs ($) - gold equivalent basis	158.8		153.2		102.9		497.3		452.6
Total cash costs per oz AuEq sold ($)	1,499		1,297		932		1,376		972
Total cash costs ($) - gold only basis	64.4		71.4		98.0		275.2		428.7
Total cash costs per oz sold ($)	738		755		902		902		940

Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	2.2	8.75	14.1	5.85	16.1	8.19	102.8	3.97
Mining - ELG underground	21.7	74.29	21.0	77.17	12.4	60.07	75.6	75.24	61.3	80.08
Mining - Media Luna underground[1]	36.1	55.62	25.4	44.88	—	—	74.2	49.34	—	—
Processing	47.5	48.23	45.3	43.56	42.9	39.21	157.0	44.37	180.1	38.52
Site support	25.3	25.69	23.9	22.98	16.0	14.60	76.6	21.65	59.0	12.61
Mexican profit sharing (PTU)	9.2	9.34	7.7	7.40	4.7	4.30	26.2	7.40	19.2	4.11
Capitalized stripping	—		—		—		—		(1.4)
Inventory movement	(2.2)		7.4		6.6		8.5		0.4
Concentrate logistics	4.3		5.1		—		12.8		—
Other	3.4		2.0		1.1		9.6		3.1

Production costs	145.3		140.0		97.8		456.6		424.5

1.	Media Luna underground tonnes mined and mining costs for 2025 are reported post the declaration of commercial production on May 1, 2025.

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

40 Torex Gold Resources Inc. | TSX: TXG

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended		Year Ended
		Dec 31, 2025	Dec 31, 2024	Dec 31, 2025	Dec 31, 2024
Average market spot prices[1]
Gold	$/oz	4,135	2,663	3,432	2,386
Silver	$/oz	54.73	31.41	40.03	28.26
Copper	$/lb	5.03	4.17	4.51	4.15
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.0	20.3	18.0	20.3
Canadian dollar : U.S. dollar	C$ : $	1.37	1.44	1.37	1.44
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	18.3	20.1	19.2	18.3
Canadian dollar : U.S. dollar	C$ : $	1.39	1.40	1.40	1.37

1.	Based on the LBMA PM fix for gold, LBMA fix for silver and LME cash-settlement price for copper.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2024 to December 31, 2025 based on closing prices, gold prices increased 67%. From December 31, 2023 to December 31, 2024 based on closing prices, gold prices increased 26%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at December 31, 2025, the Company had no further outstanding gold put options.

41 Torex Gold Resources Inc. | TSX: TXG

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 65% of the Company’s payments for the year ended December 31, 2025 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were MXN 19.2 and MXN 18.3 to $1 for the year ended December 31, 2025 and 2024, respectively, representing a 5.0% depreciation in the Mexican peso. To manage the foreign currency risk during the development of the Media Luna Project in 2023 and 2024 and on operating expenditures to 2027, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at December 31, 2025, the remaining USD/MXN foreign exchange collar contracts to settle a notional value of $21.0 million between January 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. For details of the remaining foreign exchange collar contracts, refer to Table 24. To further manage the foreign currency risk on operating expenditures in 2025, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso in 2024. As at December 31, 2025, the Company had no further outstanding foreign exchange forward contracts. In January 2026, the Company entered into foreign exchange forward contracts to purchase MXN 448.1 million for $24.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.67:1.

SUMMARY OF ANNUAL INFORMATION

Annual Information for the Previous Three Years

Table 22.

In millions of U.S. dollars, unless otherwise noted		Dec 31, 2025	Dec 31, 2024	Dec 31, 2023
Revenue		$1,305.6	1,115.5	882.6
Net income		$403.4	134.6	204.4
Per share – Basic	$/share	4.58	1.57	2.38
Per share – Diluted	$/share	4.53	1.55	2.34
Total assets		$3,025.4	2,139.8	1,835.8
Non-current liabilities		$192.2	162.8	59.0
Dividends		$10.2	—	—

The consolidated annual financial statements for each of the three most recently completed financial years were prepared in accordance with IFRS. The presentation currency and functional currency are U.S. dollars.

Revenue for the year ended December 31, 2025 was higher compared to prior years due to higher average realized gold prices, partially offset by a decrease in gold equivalent ounces sold.

Net income and net income per share for the year ended December 31, 2025 have increased due to higher average realized gold prices, a lower net loss on derivative contracts, lower depreciation and amortization expense, and lower net income tax expense, partially offset by lower gold equivalent ounces sold, higher

42 Torex Gold Resources Inc. | TSX: TXG

production costs and royalties, higher general and administrative expense primarily due to higher share-based compensation expense, higher finance costs and higher exploration and evaluation expenses.

Total assets increased in 2025 primarily due to additions to property, plant and equipment, largely related to the Media Luna Project and the acquisitions of Prime Mining and Reyna Silver, an increase in trade receivables due the timing of sales and receipts on concentrate sales, increase in the deferred tax asset due to the tax effect of currency translation on the tax base and an increase in inventory is primarily due to higher and materials and supplies and stockpiled ore ending balances both of which include inventory related to Media Luna, as well as higher finished goods due to the timing of production and sales.

Non-current liabilities increased in 2025 primarily due to an increase in decommissioning liabilities as result of revisions to the estimated closure costs and additional disturbances, an increase in the lease-related obligations in connection with leases for the Media Luna operations and the solar plant, partially offset by repayments, net, on the Debt Facility subsequent to the completion of the Media Luna Project.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 23.

		2025				2024
In millions of U.S. dollars, unless otherwise noted		Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31
Financial Results
Revenue		$465.3	416.4	253.9	170.0	295.0	313.7	270.3	236.5
Net income		$166.8	114.4	83.2	39.0	60.4	29.2	1.9	43.1
Per share – Basic	$/share	1.78	1.33	0.97	0.45	0.70	0.34	0.02	0.50
Per share – Diluted	$/share	1.76	1.31	0.95	0.45	0.69	0.34	0.02	0.50

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, cost of reagents consumed, interest income and movements in the Company’s share price. Metal prices affect the Company’s realized sales prices of its production, gains and losses on commodity derivative contracts entered into, and TOAs with local communities. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

43 Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 25 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. As at December 31, 2025, the Company’s cash and cash equivalents, trade receivables and derivative assets are primarily held with reputable financial institutions and large international organizations with strong credit ratings. The carrying amount of the Company’s cash and cash equivalents, trade receivables and derivative assets represents the maximum exposure to credit risk as at December 31, 2025.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they become due. The Company is exposed to liquidity risk in meeting its operating expenditures in instances where sufficient cash positions are unable to be maintained or appropriate financing is unavailable. The primary sources of funds available to the Company are cash flows generated by the operations at the Morelos Complex, its cash reserves and any available funds under the Debt Facility.

The Company’s approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when due. As at December 31, 2025, the Company had available liquidity1 of $426.3 million, consisting of cash of $119.5 million and undrawn capacity on the Debt Facility of $306.8 million as a result of borrowings of $30.0 million and $13.2 million in letters of credit utilized (December 31, 2024 - $331.5 million, $110.2 million, $221.3 million, $65.0 million and $13.7 million, respectively). The Company maintains its cash in fully liquid business accounts. As at December 31, 2025, the cash balance held by MML was $76.0 million (December 31, 2024 - $76.3 million).

Cash flows that are expected to fund the operations at the Morelos Complex, and the development of Media Luna North (formerly EPO) and settle current liabilities are dependent on, among other things, proceeds from gold and copper concentrate sales. If operations at the Morelos Complex are shut down for a prolonged period of time, the Company may not be able to generate sufficient cash flow to meet its obligations or satisfy certain requirements of the Debt Facility. The Company may have various options available to mitigate the risk of breaching requirements under the Debt Facility, including seeking a waiver from the lenders, which is outside the Company’s direct control, and failing that, settling the loan entirely and so removing the requirements under the Debt Facility.

Interest Rate Risk

Interest rate risk is the risk that the future cash flows of a financial instrument or its fair value will fluctuate because of changes in market interest rates. The Debt Facility bears interest at a rate of Term SOFR plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. A 100-basis point change in the interest rate would have resulted in a nominal decrease or increase in the Company’s net income for the year ended December 31, 2025, assuming other variables remain unchanged. The Company has not entered into any agreements to hedge against unfavourable changes in interest rates.

The Company does not consider its interest rate risk exposure to be significant as at December 31, 2025 with respect to its cash and cash equivalents.

Foreign Currency Risk

The Company is exposed to financial risk related to foreign exchange rates. The Company operates in Canada, Mexico and the USA and has exposure to financial risk arising from fluctuations in foreign exchange rates.

[1]	Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

44 Torex Gold Resources Inc. | TSX: TXG

The Company expects the majority of its exploration, project development, operating and decommissioning expenditures associated with its properties to be paid in Mexican pesos and U.S. dollars.

As at December 31, 2025, the Company had cash and cash equivalents, accounts payable and accrued liabilities and other non-current liabilities that are denominated in Mexican pesos and in Canadian dollars. A 10% appreciation or depreciation of the Mexican peso relative to the U.S. dollar would have resulted in a decrease or increase of $7.2 million in the Company’s net income from the translation of these balances for the year ended December 31, 2025, assuming other variables remain unchanged. A 10% appreciation or depreciation of the Canadian dollar relative to the U.S. dollar would have resulted in a decrease or increase of $4.2 million in the Company’s net income from the translation of these balances for the year ended December 31, 2025, assuming other variables remain unchanged.

As at December 31, 2025, based on ending spot rates compared to the year ended December 31, 2024, the Mexican peso appreciated by 11.4%. This led to an increase in the U.S. dollar equivalent tax value of the Company’s property, plant and equipment, which for tax purposes is denominated in Mexican pesos. This increase in value for tax purposes, without a change in the value of the property, plant and equipment for IFRS purposes (as it is denominated in U.S. dollars) increased the temporary difference between the values. The difference in these values as at December 31, 2025, multiplied by the applicable Mexican tax rate, resulted in an increase of the associated deferred tax asset. This value was higher than the equivalent deferred tax asset value calculated for the prior year. The difference in these amounts contributed to a deferred tax recovery for the year.

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

In October 2025, the Company entered into an additional a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis.

As at December 31, 2025, the remaining USD/MXN foreign exchange collar contracts to settle a notional value of $21.0 million between January 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q1 2026	18.50	20.20	3,000,000
Q2 2026	18.50	20.20	3,000,000
Q3 2026	18.50	20.20	3,000,000
Q4 2026	18.50	20.20	3,000,000
Q1 2027	18.50	20.20	3,000,000
Q2 2027	18.50	20.20	3,000,000
Q3 2027	18.50	20.20	3,000,000

Total	18.50	20.20	21,000,000

45 Torex Gold Resources Inc. | TSX: TXG

As at December 31, 2025, a 10% change in the weighted average put strike (floor) rate and weighted average call strike (ceiling) rate would result in a $3.0 million decrease or increase in the Company’s net income for the year ended December 31, 2025 related to the foreign exchange zero-cost collars.

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1.

These contracts expired in December 2025, and as at December 31, 2025, the Company had no further foreign exchange forward contracts outstanding.

In January 2026, the Company entered into foreign exchange forward contracts to purchase MXN 448.1 million for $24.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.67:1.

Table 25.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q1 2026	18.67	3,000,000
Q2 2026	18.67	3,000,000
Q3 2026	18.67	3,000,000
Q4 2026	18.67	3,000,000
Q1 2027	18.67	3,000,000
Q2 2027	18.67	3,000,000
Q3 2027	18.67	3,000,000
Q4 2027	18.67	3,000,000

Total	18.67	24,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz.

These contracts expired in December 2025, and as at December 31, 2025, the Company had no further gold put option contracts outstanding.

Quotational Period Hedges

During the year ended December 31, 2025, the Company entered into QP Hedges to mitigate exposure to copper and silver price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. Given pricing elections by certain customers, the Company entered into QP Hedges on 4,945 tonnes of copper and 546,620 ounces of silver to achieve this price. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Consolidated Statements of Operations and Comprehensive Income in the period in which they arise. The fair value of the QP Hedges as at December 31, 2025 was a liability of $8.5 million (December 31, 2024 - $nil).

46 Torex Gold Resources Inc. | TSX: TXG

Table 26.

	Volume Hedged	Weighted Average Floating Price of QP Hedges	Maturity
Payable copper	4,945 t	$11,783.64 /t	March to May 2026
Payable silver	546,620 oz	$57.89 /oz	February to May 2026

As at December 31, 2025, the Company had copper concentrate sales awaiting final pricing which will be determined in 2026 when the sale settles in final. A 10% change in the metal prices on copper concentrate sales awaiting final pricing as at December 31, 2025, excluding the impact of any QP Hedges, and assuming other variables remain unchanged, would result in an increase in the Company’s net income as follows:

Impact on Net Income
Gold	$24.4
Silver	2.9
Copper	6.6

The effect of a 10% decrease in metal prices, excluding the impact of any QP Hedges, and assuming other variables remain unchanged, would decrease net income by an equivalent amount.

In February 2026, the Company entered into additional QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment.

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

47 Torex Gold Resources Inc. | TSX: TXG

The President and Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at December 31, 2025. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were designed and operating effectively as at December 31, 2025.

There was no change in the Company’s internal control over financial reporting that occurred during 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at December 31, 2025, the Company’s disclosure controls and procedures have been designed and operate effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to metal production has been reviewed and approved by Miguel Pimentel, P.Eng., Vice President, Metallurgy and Process Engineering of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling and exploration programs and results have been reviewed and approved by Rochelle Collins, P.Geo., Principal, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral reserves and production guidance has been reviewed and approved by Johannes (Gertjan) Bekkers, P.Eng., Vice President, Mines Technical Services of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking

48 Torex Gold Resources Inc. | TSX: TXG

Information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Property, Los Reyes, Batopilas, Guigui, Gryphon and Medicine Springs; the adequacy of the Company’s financial resources; plans to realize the full potential of the Morelos Property and seek opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2026 guidance and objectives as described in the MD&A; the acquisitions of Reyna Silver and Prime Mining enhancing medium and long-term growth potential; the Company’s return of capital program; the Company’s long-term succession planning including the President and CEO transition; GHG emissions targets and water conservation strategy; final commissioning and ramp up of Media Luna expected to result in slightly higher production during the second half of the year; Media Luna North development plans, costs and forecasts, including the target of first production in late 2026 with the declaration of commercial production shortly thereafter; Los Reyes development plans, including completion of a PEA by mid-2026 and subsequent prefeasibility study starting in the second half of 2026; expected mining rates and production volumes at ELG underground, Media Luna and Media Luna North; the planned inaugural mineral resource estimate for Media Luna West in March 2026; and the Company’s intent to enter into addition foreign currency contracts to hedge against in foreign exchange rates. Forward-Looking Information also includes the Company’s key strategic objectives to: optimize Morelos production and costs; pursue disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent, and be an industry leader in responsible mining.

Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information, including risks factors included herein and elsewhere in the Company’s public disclosure, including without limitation the Technical Report, the AIF and the Climate Change Report.

Forward-Looking Information is based on the assumptions discussed in the Technical Report, AIF and this MD&A, the Climate Change Report, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, undue reliance should not be placed on Forward-Looking Information because the Company can give no assurance that such expectations will prove to be correct. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, except in accordance with applicable securities laws.

February 18, 2026

49 Torex Gold Resources Inc. | TSX: TXG